April 18, 2011

Good Start to 2011

Dear Shareholders,

As you know, my outlook for 2011 is similar to how 2010 unfolded. In the first third of this year we have had a nice advance, and I expect that in the summer months the stock market will trade in a narrow range while it digests its recent gains and sorts out the many headwinds, not the least of which is our new war in Libya. If 2011 does follow the 2010 script we can expect a stock market advance in the last third of the year making 2011 a double digit return year.

As I write this letter our stock Growth & Income Fund is up 4.0%, slightly ahead of the S&P 500 advance of 3.8% and the NASDAQ gain of 3.1% for 2011. Within the stock portfolio we continue to maintain our investments in gold and gold stocks. They have performed well and now represent about 12% of the portfolio. As recently as yesterday we established a new position in Google and increased our holdings in Microsoft. McDonalds and Tupperware are also new to the portfolio.

Interest Rates/Income Fund

The major threat to the bond market has, and will continue to be, the out of control spending and deficit of the Federal Government. Higher interest rates seem almost inevitable which makes bond investing very difficult. Our bond managers have been successful in striking a balance in our desire to achieve higher income while maintaining your principal. The Elite Income Fund is currently up 1.4% for the year which compares to the Lipper Short-Term and Intermediate-Term bond indices up 0.9% and 1.8% respectively.

We look forward to serving you so if you have questions, please call. In the meantime, enjoy the longer days and hopefully the warmer days of summer are not too far off.

Warm Regards,

Dick McCormick

NAV Value as of 4/18/11

Elite Income Fund: $10.56

Growth & Income: $15.94